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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14714

YANZHOU COAL MINING COMPANY LIMITED

(Exact name of registrant as specified in its charter)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China (273500)

(86) 537 5382319

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing ten Class H Ordinary Shares

Class H Ordinary Shares*

(Title of each class of securities covered by this Form)

*Not for trading in the United States, but only in connection with the listing and registration of American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART 1

Item 1.	Exchange Act Reporting History

A.    Yanzhou Coal Mining Company Limited (the “Company”) first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on March 31, 1998.

B.    The Company has filed or submitted all reports required under Exchange Act section 13(a) and corresponding rules of the Securities and Exchange Commission (the “Commission”) for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a)

Item 2.	Recent United States Market Activity

The securities of the Company were last sold in the United States in an offering registered under the Securities Act of 1933, as amended, on April 16, 1998.

Item 3.	Foreign Listing and Primary Trading Market

A.    The Company’s Class H Ordinary Shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), located in the Hong Kong SAR of the Peoples Republic of China. The Hong Kong Stock Exchange constitutes the primary trading market for the Company’s Class H Ordinary Shares.

B.    The Company’s Class H Ordinary Shares have been continuously listed on the Hong Kong Stock Exchange since April 1, 1998.

C.    During the 12-month period ended December 31, 2016, 97.37% of the trading in the Company’s Class H Ordinary Shares took place on the Hong Kong Stock Exchange.

Item 4.	Comparative Trading Data

A.    The first date of the recent 12-month period used by the Company to meet the requirements of Rule 12h-6(a)(4)(i) is January 1, 2016 and the last date of such period is December 31, 2016.

B.    For the 12-month period set forth in Item 4.A., the average daily trading volume of the Class H Ordinary Shares (including Class H Ordinary Shares represented by American Depositary Shares (“ADSs”)) was 381,690 in the United States and 14,539,460 on a worldwide basis.

C.    For the 12-month period set forth in Item 4.A., the average daily trading volume of the Class H Ordinary Shares in the United States, all of which took place as trading of ADSs, with each ADS representing 10 Class H Ordinary Shares, as a percentage of the average daily trading volume for the Class H Ordinary Shares on a worldwide basis (including Class H Ordinary Shares represented by ADSs), was 2.63%.

D.    The Company delisted the ADSs from the New York Stock Exchange. Such delisting became effective on February 16, 2017. For the 12-month period ending on that date, the average daily trading volume of the Class H Ordinary Shares in the United States, all of which took place as trading of ADSs, with each ADS representing 10 Class H Ordinary Shares, as a percentage of the average daily trading volume for the Class H Ordinary Shares on a worldwide basis (including Class H Ordinary Shares represented by ADSs), was 2.57%

E.    The Company has not terminated its sponsored American Depositary Receipt (“ADR”) facility regarding the Class H Ordinary Shares.

F.    The sources of the trading volume information that the Company used to determine that it meets the requirements of Rule 12h-6 were (i) for trading in the H Ordinary Shares in the US, all of which took place as trading of ADSs, The Bank of New York Mellon (“BNY Mellon”), and (ii) for worldwide trading in the H Ordinary shares, The Hong Kong Stock Exchange. The Company used BNY Mellon as its source for trading volume information for the ADSs because BNY Mellon is the Depositary for the ADSs and acts as the transfer agent for the ADSs. The Company used The Hong Kong Stock Exchange as its source for worldwide trading volume information for the H Ordinary Shares because trades in the H Ordinary Shares clear through the Central Clearing and Settlement System operated by Hong Kong Securities Clearing Company Limited, a subsidiary of the Hong Kong Stock Exchange, which the Company believes is a reliable source for such trading information.

Item 5.	Alternative Record Holder Information

NOT APPLICABLE

Item 6.	Debt Securities

NOT APPLICABLE

Item 7.	Notice Requirement

A.    On January 25, 2017, the Company published notice of its intent to delist the ADSs representing the Class H Ordinary Shares from the New York Stock Exchange. The notice also disclosed that upon the effectiveness of such delisting, the Company intended to file Form 15F with the Commission to terminate the registration of the ADSs and the Class H Ordinary Shares under the Exchange Act and its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act.

B.    The notice referred to in Item 7.A. was disseminated in the United States in the form of a press release disseminated on behalf of the Company via PR Newswire and furnished to the Commission under cover of a Report on Form 6-K on January 25, 2017.

Item 8.	Prior Form 15 Filers

NOT APPLICABLE

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company’s Internet website on which it intends to publish the information required under Rule 12g3-2 (b)(1)(iii) is www.yanzhoucoal.com.cn.

PART III

Item 10.	Exhibits

None

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)    The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)    Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)    It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Yanzhou Coal Mining Company Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Yanzhou Coal Mining Company Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: February 17, 2017	YANZHOU COAL MINING COMPANY LIMITED

/s/ Zhao Qingchun
	Name:	Zhao Qingchun
	Title:	Director/Chief Financial Officer

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